UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

THE MICHAELS COMPANIES, INC.

(Name of Subject Company (Issuer))

MAGIC MERGECO, INC.

(Offeror)

A direct wholly owned subsidiary of

MAGIC ACQUIRECO, INC.

(Parent of Offeror)

APOLLO MANAGEMENT IX, L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.067751 PER SHARE

(Title of Class of Securities)

59408Q106

(CUSIP Number of Class of Securities)

Magic MergeCo, Inc.

c/o Apollo Management IX, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gregory B. Klein

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars – 29th Floor

Los Angeles, CA 90067

(310) 407-7500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,298,666,432.00	$359,884.51

(1)

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 142,039,199 shares of common stock, par value $0.067751 per share (“Shares”), of The Michaels Companies, Inc., a Delaware corporation (“Michaels”), issued and outstanding multiplied by the offer price of $22.00 per share, (ii) 6,331,265 Shares issuable pursuant to outstanding restricted stock units multiplied by the offer price of $22.00 per Share, and (iii) the net offer price for options to purchase 3,370,725 Shares with an exercise price less than $22.00 per Share (which is calculated by multiplying the number of Shares underlying such in-the-money stock options by an amount equal to $22.00 per Share minus the weighted average exercise price of $11.76 per Share). The foregoing share figures have been provided by Michaels and are as of March 11, 2021, the most recent practicable date.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $359,884.51	Filing Party: Magic MergeCo, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 16, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on March 16, 2021 by Magic MergeCo, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Magic AcquireCo, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.067751 per share (“Shares”), of The Michaels Companies, Inc., a Delaware Corporation (“Michaels”), at a price of $22.00 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2021 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11.	Additional Information.

Item 11 of the Schedule TO (and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase) and the disclosures under Section 15 — “Certain Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals”of the Offer to Purchase, as amended by Amendment No. 1, filed on March 18, 2021 and Amendment No. 2, filed on March 23, 2021, are hereby amended and supplemented by:

Inserting the following sentence at the end of Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase:

The HSR Condition has been satisfied by the expiration of the required HSR Act waiting period as of March 24, 2021 at 11:59 pm, New York City Time.

Inserting the following sentence at the end of the subsection titled “U.S. Antitrust Compliance” in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

On March 24, 2021 at 11:59 pm, New York City Time, the required waiting period under the HSR Act with respect to the Offer and the Merger expired. Accordingly, the HSR Condition has been satisfied. The Offer and the Merger continue to be subject to the remaining conditions set forth in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGIC MERGECO, INC.
By	/s/ James Elworth
Name:	James Elworth
Title:	Vice President
Date:	March 25, 2021

MAGIC ACQUIRECO, INC.
By	/s/ James Elworth
Name:	James Elworth
Title:	Vice President
Date:	March 25, 2021

APOLLO MANAGEMENT IX, L.P.
By	AIF IX Management, LLC, its General Partner
By	/s/ James Elworth
Name:	James Elworth
Title:	Vice President
Date:	March 25, 2021

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 16, 2021.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on March 16, 2021.*

(a)(5)(A)	Joint Press Release issued by Michaels and Parent on March 3, 2021 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Michaels filed with the Securities and Exchange Commission on March 3, 2021).*

(a)(5)(B)	Press Release issued by Parent on March 16, 2021.*

(b)(1)	Debt Commitment Letter, dated March 2, 2021, from Wells Fargo Bank, National Association, Bank of America, N.A, Barclays Bank PLC, Credit Suisse AG, Deutsche Bank AG, Mizuho Bank, LTD. and Royal Bank of Canada to Purchaser.*

(b)(2)	Debt Commitment Letter, dated March 2, 2021, from Credit Suisse AG, Wells Fargo Bank, National Association, Barclays Bank PLC, Deutsche Bank AG, Mizuho Bank, LTD., Royal Bank of Canada and Bank of America, N.A. to Purchaser.*

(d)(1)	Agreement and Plan of Merger, dated as of March 2, 2021, by and among Michaels, the Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed by Michaels with the Securities and Exchange Commission on March 3, 2021).*

(d)(2)	Confidentiality Agreement, dated January 20, 2021, between Michaels and Apollo Management IX, L.P.*

(d)(3)	Limited Guarantee, dated as of March 2, 2021, by Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners IX, L.P. and Apollo Overseas Partners (Lux) IX, SCSp in favor of Michaels.*

(d)(4)	Equity Commitment Letter, dated as of March 2, 2021, from Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners IX, L.P. and Apollo Overseas Partners (Lux) IX, SCSp to Parent.*

(d)(5)	Tender and Support Agreement, dated as of March 2, 2021, by and among Magic AcquireCo, Inc., Magic MergeCo, Inc., Bain Capital Integral Investors 2006, LLC and BCIP TCV, LLC (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Michaels with the SEC on March 3, 2021).*

(g)	None.

(h)	None.

*	Previously filed.